March 2, 2020

VIA EDGAR

Melissa Gilmore

Claire Erlanger

Office of Manufacturing

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation

Form 10-K for the Fiscal Year Ended June 30, 2019 (the “2019 10-K”)

Filed August 13, 2019

File No. 001-35769

Dear Ms. Gilmore:

On behalf of News Corporation (the “Company”), we are responding to your comment letter, dated February 19, 2020, relating to the above-referenced filing. To facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to the comment. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filing.

Form 10-K for the Fiscal Year Ended June 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

1.

We note that you have added a section titled “Explanatory Note Regarding Certain Key Metrics” on page 18 of the Business Section. We also note that during your quarterly earnings calls you refer to certain key performance indicators. To the extent that measures such as broadcast subscribers, unique users, or broadcast churn, are key performance indicators used in managing your business, please consider revising to include a discussion of the measures in your MD&A section, along with comparative period amounts, or explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350 and SEC Release 33-10751.

Response: In response to the Staff’s comment, the Company will revise future filings to include the comparative period amounts for broadcast and over-the-top subscribers, broadcast subscriber churn and average revenue per broadcast subscriber in “Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).” By way of example, using the Company’s Form 10-Q for the fiscal quarter ended December 31, 2019 (the “Q2 2020 Form 10-Q”) as a model, in future filings we intend to include the following disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Subscription Video Services,” after the table reporting the segment’s results of operations:

1211 Avenue of the Americas • New York, NY 10036

newscorp.com

“The following tables provide information regarding certain performance indicators for Foxtel as of, and for the three and six months ended, December 31, 2019 and 2018 (see “Part I. Business” in the Company’s 2019 Form 10-K for further detail regarding these performance indicators):

	As of December 31,
	2019	2018
	(in 000’s)
Broadcast Subscribers
Residential(1)	2,002	2,198
Commercial(2)	266	263
OTT Subscribers (Total (Paid))
Foxtel Now(3)	343 (334 paid)	358 (354 paid)
Kayo(4)	372 (350 paid)	72 (42 paid)
Total Paid Subscribers	2,952	2,857

	For the three months ended December 31,		For the six months ended December 31,
	2019	2018	2019	2018
Broadcast ARPU(5)	A$77 (US$53)	A$78 (US$56)	A$78 (US$53)	A$77 (US$56)
Broadcast Subscriber Churn(6)	16.0%	15.6%	15.2%	14.3%

(1)	Subscribing households throughout Australia as of December 31, 2019 and 2018.
(2)

Commercial subscribers throughout Australia as of December 31, 2019 and 2018. Commercial subscribers are calculated as residential equivalent business units and are derived by dividing total recurring revenue from these subscribers by an estimated average Broadcast ARPU which is held constant through the year.

(3)	Total and Paid Foxtel Now subscribers as of December 31, 2019 and 2018. Paid Foxtel Now subscribers excludes customers receiving service for no charge under certain new subscriber promotions.
(4)	Total and Paid Kayo subscribers as of December 31, 2019 and 2018. Paid Kayo subscribers excludes customers receiving service for no charge under certain new subscriber promotions.
(5)	Average monthly broadcast residential subscription revenue per user (excluding Optus) (Broadcast ARPU) for the three and six months ended December 31, 2019 and 2018.
(6)

Broadcast residential subscriber churn rate (excluding Optus) (Broadcast Subscriber Churn) for the three and six months ended December 31, 2019 and 2018. Broadcast subscriber churn represents the number of cable and satellite residential subscribers whose service is disconnected, expressed as a percentage of the average total number of cable and satellite residential subscribers, presented on an annual basis.

The Company respectfully notes that where changes in these performance indicators have materially affected its results of operations for the reporting period, the Company has historically included a discussion of such changes in MD&A. For example, on page 47 of the Q2 2020 Form 10-Q, the Company disclosed that “The revenue decrease for the three months ended December 31, 2019 was primarily due to lower subscription revenues resulting from lower broadcast subscribers and changes in the subscriber package mix….(italics added).” Similar disclosure was also included for the six months ended December 31, 2019. The Company undertakes in future filings to continue to include such disclosure whenever the impact is material.

The Company respectfully notes that it supplementally discloses various other performance indicators related to its businesses for the convenience of investors and analysts to help them build their own financial models. However, given the breadth and diversity of the Company’s businesses, which include news and information services, subscription video services, book publishing and digital real estate services, and their respective operating models (e.g., advertising versus subscription-based, consumer sales, etc.), management does not consider any of these other performance indicators to be material to the consolidated Company or an understanding of its overall financial condition, changes in financial condition and results of operations and does not use such indicators in managing its business.

Results of Operations—Fiscal 2019 (as reported) versus Fiscal 2018 (pro forma), page 56

2.

We note from your disclosure on page 58 that as a result of Foxtel management’s new programming strategy the Company determined that certain entertainment programming provided a higher benefit upon its first run and now accelerates amortization for such programming. The company expects an increase in non-cash programming amortization expense in fiscal 2020 as a result. We also note from remarks on your fourth quarter 2019 earnings call that you expect a noncash impact of approximately $30 million to $35 million in fiscal 2020 related to a change in amortization methodologies for certain entertainment programming. Please note that when you have a change in estimate such as this, you need to disclose the effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period. See guidance in ASC 250-10-50-4. Also, if the change in estimate is effected by changing an accounting principle, the disclosures required by ASC 250-10-50-1 through 50-3 are also required. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment. As disclosed on page 58 of the 2019 10-K, in the fiscal year ended June 30, 2019, the Company determined that certain entertainment programming provides a greater benefit upon its first run. Accordingly, the Company prospectively updated its amortization estimates to accelerate the amortization for such programming in accordance with the Company’s accounting policy, as the Company believes this better aligns with the pattern of consumer consumption. This change reflected a change in accounting estimate which increased operating expenses by $11 million for the fiscal year ended June 30, 2019 and was expected to increase operating expenses by approximately $30 million to $35 million for the fiscal year ending June 30, 2020. The Company respectfully notes that it believed these increases were immaterial as compared to total operating expenses on a GAAP basis for the Company and the Subscription Video Services segment of approximately $5.6 billion and $1.5 billion, respectively, for fiscal 2019. Further, the Company respectfully notes that the change in estimate had an $8 million, $5 million and less than a $0.01 impact on the Company’s Net Income, Net income attributable to News Corporation stockholders and Diluted earnings per share attributable to News Corporation stockholders, respectively, for both the fiscal year ended June 30, 2019 and the six months ended December 31, 2019. The Company believes that given the historical volatility in these measures and the immateriality of the increase to operating expenses, the impact of the change in estimate was not meaningful and therefore believes it appropriately excluded the disclosures under ASC 250-10-50-4.

General

3.

We note that in your Form 10Ks for the years ended June 30, 2017 and 2018 you included the financial statements of Foxtel, your equity method investment, under the guidelines in Rule 3-09 of Regulation S-X. Please note that if your investment in Foxtel was considered significant in either 2018 or 2017 under Rule 3-09 and Rule 1-02(w) of Regulation S-X, then you are required to include the financial statements for Foxtel in this Form 10-K for the year ended June 30, 2019, as it includes those periods of significance. Please provide us the significance tests of Foxtel for 2018 and 2017, or alternatively, revise to include the financial statements required by Rule 3-09 of Regulation S-X.

Response: Rule 3-09(a) of Regulation S-X requires the Company to include in its Form 10-K financial statements of non-consolidated subsidiaries and 50% or less owned persons accounted for by the equity method if they meet either the investment test or income test under Rule 1-02(w) of Regulation S-X substituting 20% for the 10% threshold of that rule. The Company included the audited financial statements of Foxtel for the nine months ended March 31, 2018 and the fiscal years ended June 30, 2017 and 2016 in its Form 10-K for the fiscal year ended June 30, 2018 because Foxtel was considered significant under Rule 3-09 in fiscal 2016. For the fiscal years ended June 30, 2017 and 2018, the Company’s equity method investment in Foxtel did not meet the 20% threshold for either the investment or income tests required under Rule 3-09(a).

The income and investment tests for Foxtel for the fiscal years ended June 30, 2018 and 2017 were calculated as follows (in millions):

	2018	2017
Company’s share of Foxtel’s pre-tax income from continuing operations +	$(10)	$(29)
Company pre-tax income from continuing operations *	$111	$173
Percentage	(8)%	(15)%

Carrying value of Company’s investment in Foxtel +	$0	$1,578
Total Assets	$16,346	$14,552
Percentage	0%	11%

*

Based upon five-year average pursuant to computational note 2 under Rule 1-02(w) of Regulation S-X, which states: If income of the registrant and its subsidiaries consolidated exclusive of amounts attributable to any noncontrolling interests for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.

+

A controlling financial interest was acquired in Foxtel during the fourth quarter of fiscal 2018. As a result, the Company’s income test includes the Company’s share of Foxtel’s pre-tax income from continuing operations for the nine months ended March 31, 2018. Further, as a result of the acquisition, the investment test was considered to be not applicable for fiscal 2018 as it represents the year in which Foxtel was no longer considered an equity method investment.

If you have any questions regarding the above, please contact the undersigned at 212-416-4902.

Very truly yours,

/s/ Susan Panuccio
Susan Panuccio Chief Financial Officer

cc:	Mini P. Krishnan, Ernst & Young LLP

Lori Zyskowski, Gibson, Dunn & Crutcher LLP